CANTERBURY PARK

1100 Canterbury Road

Shakopee, MN  55379

Canterbury Park Holding Corporation Reports Financial

Results for the Third Quarter and First Nine Months of 2018

FOR IMMEDIATE RELEASECONTACT:Randy Sampson

November 14, 2018(952) 445-7223

SHAKOPEE, MN – Canterbury Park Holding Corporation (the “Company”) (NASDAQ: CPHC) today announced financial results for its third quarter and nine month periods ended September 30, 2018.

The Company reported net revenues of $18.4 million for the three months ended September 30, 2018,  an increase of 4.0% from revenues of $17.7 million in the same 2017 period. Card Casino revenues increased $660,000, or 8.3%, due to a $869,000 increase in table games revenues.  This increase was partially offset by a $217,000 decrease in poker revenues.  Pari-mutuel revenues increased $135,000, or 3.5%, primarily due to an increase in guest fee revenue. Food and beverage revenues increased $72,000, or 2.3%.

For the nine months ended September 30, 2018, the Company’s net revenues were $47.1 million, an increase of 4.8% from revenues of $45.0 million for the same period in 2017.  Card Casino revenues increased $1.6 million, or 6.7%, which reflected a $2.0 million increase in table games revenues, partially offset by a decline in poker revenues of $532,000. Pari-mutuel revenues increased $220,000, or 2.5%, primarily due to an increase in simulcast and guest fee revenue. Food and beverage revenues increased $66,000, or 1.0%.

The Company’s operating expenses during the 2018 third quarter were $16.3 million, an increase of  $209,000, or 1.3%, compared to the 2017 third quarter expenses of $16.1 million, and the Company’s operating expenses during the nine months ended September 30, 2018 were $42.7 million,  an increase of  $1.3 million, or 3.3%, from $41.4 million in the nine months ended September 30, 2017. The increases in both the three and nine month periods as compared to the same periods in 2017 are due to increased purse related expense, utilities, and professional and contracted services resulting from the higher level of Company development activities in the 2018 periods.

Net income for the three and nine months ended September 30, 2018 totaled $1.6 million and $3.3 million, respectively, compared to $953,000 and $2.2 million for the same periods in 2017. Diluted net income per share for the three and nine months ended September 30, 2018 was $0.36 and $0.74, respectively, compared to $0.22 and $0.50 for the same periods in 2017.

The Company generated Adjusted EBITDA of $2.7 million for the three months ended September 30, 2018, an increase of $508,000, or 23.3% from the same period a year ago.    Adjusted EBITDA as a percentage of net revenues for the three months ended September 30, 2018 increased to 14.6% from 12.4% for the same period in 2017.    The Company generated Adjusted EBITDA of $6.4 million in the first nine months of 2018, an increase of $904,000, or 16.6%, from the same period a year ago.    Adjusted EBITDA as a percentage of net revenues for the nine months ended September 30, 2018 increased to 13.5% from 12.1% for same period in 2017.    EBITDA represents earnings before interest, income tax expense, and depreciation and amortization.  Adjusted EBITDA reflects additional adjustments to net income to eliminate unusual items, which for the first nine months of 2018, excluded the loss on disposal of assets and gain on insurance recoveries.

Additional information regarding the results of the Company’s third quarter and first nine months of 2018 is presented in the accompanying table and in our Form 10-Q Report that will be filed with the Securities and Exchange Commission on November 14, 2018.

Management Comments:

Randy Sampson, Canterbury Park’s President and Chief Executive Officer, commented:

“We are pleased with the results for the three and nine months ended September 30, 2018. The operating results in our core operations in the third quarter and nine months ended September 30, 2018 showed continuing growth compared to last year’s results for the same period as all three of our operating segments reported increased revenues. Our increase in Card Casino revenue during the third quarter and nine months ended September 30, 2018 was partially due to an unusually high hold percentage on our table games during the period, as well as an increase in volume due to enhanced promotional efforts. For the seventh consecutive quarter we reported year over year increases in revenue in our Pari-Mutuel wagering segment, which is encouraging as it reverses what had been a general downward trend in revenues for this segment of our business.  Food and Beverage revenue increased slightly during the third quarter of 2018, benefitting from the extra live racing day as well as price increases compared to the prior year. Net income was positively impacted by recent reductions in corporate tax rates resulting in our effective tax rate for the first nine of months of 2018 decreasing to 24.2% compared to 39.8% for the same period in 2017.”

Mr. Sampson added: “In addition to solid operating results for the quarter, we also made great progress on the development front. We have broken ground on the first phase of the Canterbury Commons project with the construction start of the Doran Canterbury I, LLC joint venture as well as the extension of Shenandoah Drive. The Doran Canterbury I project involves the construction of an upscale 300-unit apartment complex, heated parking ramp and a clubhouse on land adjacent to Canterbury’s racetrack. On September 27, 2018, Canterbury Development, LLC transferred approximately 13 acres of land as its equity contribution in the joint venture for a 27.4% interest in Doran Canterbury I, LLC. As stated in the Operating Agreement, Doran is responsible for securing financing for Doran Canterbury I. We anticipate the construction financing will close in the fourth quarter, at which time the Company will recognize a gain on the transfer of land.

Additionally, in October, Canterbury entered into three purchase agreements, two for the sale of Canterbury Development LLC parcels and one for the purchase of land and buildings adjacent to Canterbury Park. We entered into an agreement with Primrose Schools to sell approximately 1.7 acres of land for total consideration of approximately $564,000, which would allow for construction of a preschool. We also signed an agreement with United Properties to sell approximately 20 acres of land for total consideration of approximately $3.9 million for a project to bring a significant employer and its corporate headquarters to Canterbury Commons. Finally, we entered into an agreement with Hansen & Hansen to purchase approximately 2.6 acres of land for total consideration of approximately $1.0 million, to enable us to meet the obligations to undertake specific infrastructure improvements per the redevelopment agreement between Canterbury and the city of Shakopee. We expect all three of these transactions to close in 2019.”

Use of Non-GAAP Financial Measures:

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, both of which are non-GAAP measures.  EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity.  EBITDA has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry.  Moreover, other companies that provide EBITDA information may calculate EBITDA differently than we do.  Adjusted EBITDA reflects additional adjustments to our net income to eliminate unusual items. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of unusual or infrequent items.  For the nine months ended September 30, 2018, Adjusted EBITDA excluded the gain on insurance recoveries and loss on disposal of assets.

About Canterbury Park:

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons. The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement:

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions.  For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws.  Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements.  We report these risks and uncertainties in our Annual Form 10-K Report to the SEC and subsequent Form 10-Q. They include, but are not limited to: material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; and other factors that are beyond our ability to control or predict.

canterbury park holding corporation’s

summary of operating results

(UNAUDITED)

	(Unaudited)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Operating Revenues, (net)	$18,370,511	$17,666,841	$47,103,153	$44,956,390

Operating Expenses	$16,338,866	$16,130,028	$42,715,316	$41,366,597

Non-Operating Income, (net)	$8,567	$13,575	$26,023	$37,178

Income Before Income Taxes	$2,040,212	$1,550,388	$4,413,890	$3,626,971

Income Tax Expense	($407,367)	($597,753)	($1,066,000)	($1,444,753)

Net Income	$1,632,845	$952,635	$3,347,890	$2,182,218

Basic Net Income Per Common Share	$0.36	$0.22	$0.75	$0.50

Diluted Net Income Per Common Share	$0.36	$0.22	$0.74	$0.50

Reconciliation of net income to ADJUSTED ebitda

	(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
NET INCOME	$1,632,845	$952,635	$3,347,890	$2,182,218
Interest income, net	(8,567)	(13,575)	(26,023)	(37,178)
Income tax expense	407,367	597,753	1,066,000	1,444,753
Depreciation	659,498	646,050	1,895,723	1,869,048
EBITDA	2,691,143	2,182,863	6,283,590	5,458,841
Gain on insurance recoveries	-	-	(21,064)	-
Loss on disposal of assets	-	-	99,934	-
ADJUSTED EBITDA	$2,691,143	$2,182,863	$6,362,460	$5,458,841